UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Corp. Taxpayer ID (CNPJ):

08.887.330/0001-52

PRESS RELEASE

Cosan Limited (NYSE: CZZ) (the “Company”) informs to its shareholders and to the market that its subsidiary, Cosan S.A. (B3: CSAN3), on April 30, 2018, announced a voluntary public tender offer notice for the acquisition of common shares issued by its subsidiary Comgás (B3: CGAS3) (“Comgás”) (“OPA ON”) for the price per share of R$ 82.00 (eighty-two reais), adjusted by the SELIC interest rate variation from the Offer Settlement Date for the acquisition of Class-A preferred shares issued by Comgás (“PN”) (B3: CGAS5), held on March 13, 2019, until the Auction Date established for the OPA ON, scheduled to take place on June 4 of 2019.

Cosan S.A.’s Board of Directors approved the hiring of Banco BTG Pactual S.A. as the intermediary institution of the OPA ON, in compliance with the Instruction no. 361 issued by the CVM on March 5, 2002, as amended (“CVM Instruction 361”) and Citigroup Global Markets Assessoria Ltda. to prepare the appraisal report on Comgás.

The object of the OPA ON will be the acquisition of up to all outstanding common shares issued by Comgás and traded on B3, currently amounting to two million, six hundred and eighty-three thousand, eight hundred and thirty-five (2,683,835) common shares, accounting for 2.03% of the total capital stock of Comgás, on the condition that two thirds (2/3) of all shareholders of outstanding common shares adhere to it.

In compliance with the regulations in force, the OPA ON will not be registered at the CVM and will not require cancellation of Comgáss registration as issuer of Category A securities, in accordance with CVM Instruction 480 of December 7, 2009, as amended.

Cosan S.A. also signed, on April 30, 2019, a private agreement with shareholders of one million seven hundred thousand seven hundred ninety five (1,700,795) common shares issued by Comgás, under which Cosan S.A. undertakes to acquire, and the shareholders undertake to sell, all said common shares under the OPA ON. The common shares subject to this private agreement account for approximately 63.37% of the Company’s outstanding common shares.

In accordance with CVM Instruction 361, Cosan S.A. hereby declares that it holds, together with its related persons, twenty four million, four hundred and eighty thousand, three hundred and thirty nine (24,480,339) class-A preferred shares and one hundred million, seven hundred eighty-nine thousand, one hundred forty-eight (100,789,148) common shares issued by Comgás.

This material fact is solely informative and does not represent a tender offer of securities.

It should be noted that this OPA ON does not alter the schedule and/or terms of the Voluntary Public Offering of Comgás Preferred (B3: CGAS5) shares announced on January 18, 2019.

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer